

KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

The Board of Directors
Synovus Securities, Inc.:

We have reviewed management's statements, included in the accompanying Synovus Securities, Inc. 2018 Exemption Report (the Exemption Report), in which (1) Synovus Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Atlanta, Georgia
February 28, 2019

 **SYNOVUS**

Synovus Securities, Inc. 2018 Exemption Report

Synovus Securities, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 by operating pursuant SEC Rule 15c3-3(k)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firm, National Financial Services LLC (NFS).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year except as described below.

From the period of January 1, 2018, through December 31, 2018, a total of 77 checks were forwarded to the clearing firm the day following receipt of the check from a customer but were not forwarded to the clearing firm by noon, and a total of 296 checks were forwarded directly to the Carrier.

A total of 21 checks received at branch locations were not forwarded to the home office the same day received at the branch or the home office did not forward the same day received. Following are the details of these instances:

a) A check for $28,660.18 was received from client at the Athens branch location on July 26, 2018, and was placed in the Fed Ex drop off box after the last Fed Ex pick up time. This delayed overnight delivery to the home office location and the item was received in the home office on July 30, 2018, and sent via overnight courier to NFS on that same day.

b) A check for $43,891.82 was received from client at the Albany branch location on May 22, 2018, and was placed in the Fed Ex drop off box after the last Fed Ex pick up time. This delayed overnight delivery to the home office location and the item was received in the home office on May 24, 2018, and sent via overnight courier to NFS on that same day.

c) A check for $170,000 was received from client at the LaGrange branch location on October 3, 2018, and was placed in the Fed Ex drop off box after the last Fed Ex pick up time. This delayed overnight delivery to the home office location and the item was received in the home office on October 5, 2018, and sent via overnight courier to Jackson on that same day.

d) A check for $5,000 was received from client at the Huntsville branch location on August 2, 2018, after overnight courier's cut off. The item was properly secured and sent via overnight courier to the home office location on August 3, 2018 who received on August 6, 2018, and sent via overnight courier to College Counts on that same day.

e) A check for $10,000 was received from client at the Huntsville branch location on August 2, 2018, after overnight courier's cut off. The item was properly secured and sent via overnight courier to the home office location on August 3, 2018 who received on August 6, 2018, and sent via overnight courier to College Counts on that same day.

f) A check for $9,000 was received from client at the Tampa branch location on August 1, 2018, after overnight courier's cut off. The item was properly secured overnight. However, Fed Ex personnel did not pick up at the branch location until August 3, 2018 and sent via overnight courier to the home office location on that same day, who received on August 6, 2018, and sent via overnight courier to Great American on that same day.

g) A check for $2,000,000 was received from client at the LaGrange branch location on July 26, 2018, and was placed in the Fed Ex drop off box after the last Fed Ex pick up time. This delayed overnight delivery to the home office location and the item was received in the home office on July 30, 2018. The item was sent via overnight courier to Jackson on July 31, 2018 after Principal approval.



SYNOVUS

h) A check for $50,000 was received from client at the Tucker branch location on July 26, 2018, and was placed in the Fed Ex drop off box after the last Fed Ex pick up time. This delayed overnight delivery to the home office location and the item was received in the home office on July 30, 2018, and sent via overnight courier to Allianz on that same day.

i) A check for $200,000 was received from client at the Valdosta branch location on June 28, 2018, and was overnighted on that same day to the home office location; however, due to weather conditions in Memphis, Fed Ex delayed the delivery to the home office location. The home office received on July 2, 2018, and sent via overnight courier to Jackson on that same day.

j) A check for $3,000 was received from client at the Tampa branch location on June 4, 2018, and the Financial Consultant failed to drop off the package at the Fed Ex drop off location. The package was properly secured and dropped off at the Fed Ex location on June 5, 2018. The package was sent via overnight courier that same day and the home office received on June 8, 2018. Upon Principal review, the item was overnighted on June 14, 2018 to Lincoln.

k) A check for $350,000 was received from client at the Overton branch location on May 9, 2018, after overnight courier's cut off. The item was properly secured and sent via overnight courier to the home office location on May 10, 2018, who received on May 11, 2018, and sent via overnight courier to Pacific Life on that same day.

l) A check for $10,000 was received from client at the Huntsville branch location on January 18, 2018, after overnight courier's cut off. The item was properly secured and sent via overnight courier to the home office location on January 19, 2018, who received on January 22, 2018, and sent to College Counts that same day.

m) A check for $10,000 was received from client at the Huntsville branch location on January 18, 2018, after overnight courier's cut off. The item was properly secured and sent via overnight courier to the home office location on January 19, 2018, who received on January 22, 2018, and sent to College Counts that same day.

n) A check for $15,000 was received from client at the Birmingham branch location on February 1, 2018, after overnight courier's cut off. The item was properly secured and sent via overnight courier to the home office location on February 2, 2018, who received on February 5, 2018, and sent to College Counts that same day.

o) A check for $204,336.69 was received from client at the Pensacola branch location on February 9, 2018, after overnight courier's cut off. The item was properly secured and sent via overnight courier to the home office location on February 10, 2018, who received February 13, 2018, and sent to Symetra that same day.

p) A check for $20,000 was received from client at the Pensacola branch location on March 1, 2018, after overnight courier's cut off. The item was properly secured and sent via overnight courier to the home office location on March 2, 2018, who received March 5, 2018, and sent to Blackrock that same day.

q) A check for $28,000 was received from client at the Columbus branch location on January 22, 2018, and forwarded to the home office location on that same day. Upon Principal review of the account package it was noted that a breakpoint worksheet was missing so the item was properly secured and sent via overnight courier to American Funds on January 24, 2018.

r) A check for $100,000 was received from client at the Columbus branch location on July 10, 2018, and forwarded to the home office location on that same day. The Principal reviewed the account package, but it was after cutoff. The item was properly secured and sent via overnight courier to Lincoln on July 11, 2018.

s) A check for $1,632.13 was received from client at the Birmingham branch location on November 30, 2018, and was overnighted that same day to the home office location, who received on December 3, 2018. The Principal reviewed the account package, but it was after cutoff. The item was properly secured overnight and the home office sent the item via overnight courier to College Counts on December 4, 2018.

t) A check for $1,620.12 was received from client at the Birmingham branch location on November 30, 2018, and was overnighted that same day to the home office location, who received on December 3, 2018. The Principal reviewed the account package, but it was after cutoff. The item was properly secured and sent via overnight courier to College Counts on December 4, 2018.

u) A check for $1,582.12 was received from client at the Birmingham branch location on November 30, 2018, and was overnighted that same day to the home office location, who received on December 3, 2018. The Principal reviewed the account package, but it was after cutoff. The item was properly secured and sent via overnight courier to College Counts on December 4, 2018.

From the period of January 1, 2018, to December 31, 2018, the firm received 334 deliveries of securities certificates from customers at the branch locations and transmitted via overnight courier by the branch the same day it received the securities, subsequently were received at the Company's home office the next day, and promptly booked by home office personnel to the respective customer account. That same day, home office personnel sent the physical certificates via overnight courier to National Financial Services LLC (NFS) for final processing but were not transmitted to NFS by noon.

There were 10 instances where there was a delay in booking and/or forwarding the securities received on the same day. Those details are as follows:

a) On July 19, 2018 certificates were received from client at the Columbus branch location and on that same day were forwarded to the home office location, after Fed Ex cut off. The shares were properly secured overnight and on the following day, July 20, 2018, were sent via overnight courier to NFS.

b) On June 12, 2018 certificates were received from client at the Creative Financial branch location and on that same day delivered to the Company's home office via overnight courier cut off. The home office received on June 13, 2018. However, the certificate was issued prior to 1970 and there was not a cusip. A request to the clearing firm, NFS was entered to assign a cusip. The certificates were properly secured overnight and on June 14, 2018 the shares were sent via overnight courier to NFS.

c) On August 17, 2018 certificates were received from client at the Tifton branch location and sent via overnight courier to the home office location. The Fed Ex office was closed on this day so Fed Ex overnighted the package on August 20, 2018 and the home office received on August 21, 2018, and that same day the shares were overnighted to NFS via overnight courier.

d) On May 21, 2018 certificates were received from client at the Valdosta branch location after Fed Ex cut off. The shares were properly secured and sent via overnight to the home office location on May 22, 2018, who received on May 23, 2018, and sent the shares via overnight courier to NFS.

e) On May 24, 2018 certificates were received from client at the Douglasville branch location and sent via overnight courier to the home office location. Fed Ex did not pick up the package until May 25, 2018 and the home office received on May 29, 2018, and sent the shares via overnight courier to NFS.

On August 17, 2018 certificates were received in our Tampa branch location and properly secured pending supporting documentation required. The shares were sent via overnight courier to the home office location August 21, 2018 and the home office sent the shares to NFS on August 22, 2018 via overnight courier to NFS.

f) On February 12, 2018 certificates were received from client at the Athens branch location after Fed Ex cut off. The shares were properly secured overnight and sent via overnight courier to the home office location on February 13, 2018, who received on February 14, 2018, and sent via overnight courier to NFS on that same day.

g) On March 19, 2018 certificates were received from client at our Huntsville branch location after the overnight courier's cut off. The branch secured the certificates overnight and the following day, March 20, 2018, forwarded the shares to the home office location. The home office received on March 21, 2018, and on that same day the shares were sent via overnight courier to NFS.

SYNOVUS

h) On May 8, 2018 certificates were received from client at our Athens branch location after the overnight courier's cut off. The branch secured the certificates overnight and the following day, May 9, 2018, forwarded the shares to the home office location. The home office received on May 10, 2018, and on that same day the shares were sent via overnight courier to NFS.

i) On September 13, 2018 certificates were received from client at our Tifton branch location and sent via overnight courier to the home office location. There was a delay with Fed Ex and the home office did not receive the certificates until September 17, 2018, and on that same day the shares were sent via overnight courier to NFS.

On behalf of Synovus Securities, Inc., the undersigned affirms that to the best of their knowledge and belief, this Exemption Report is true and correct.

Angela Wills 2/28/19

Angela Wills, Controller — Date

2.28.19

Leah Kirk, Chief Operations Officer — Date

2/28/2019

Gene Gunderson, Chief Compliance Officer — Date